UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 26)1

Handy & Harman Ltd.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

410315105
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 410315105

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,147,417
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,147,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,147,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 410315105

1	NAME OF REPORTING PERSON SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,147,417
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,147,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,147,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 410315105

1	NAME OF REPORTING PERSON SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,147,417
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,147,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,147,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 410315105

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,147,417
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,147,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,147,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 410315105

1	NAME OF REPORTING PERSON DGT HOLDINGS CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 16,232
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 16,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,232
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 410315105

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 410315105

1	NAME OF REPORTING PERSON JOHN H. MCNAMARA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 410315105

1	NAME OF REPORTING PERSON JOHN J. QUICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 410315105

1	NAME OF REPORTING PERSON GLEN M. KASSAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 410315105

1	NAME OF REPORTING PERSON LEONARD J. MCGILL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 410315105

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 108,642
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 58,642
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 410315105

1	NAME OF REPORTING PERSON EMH HOWARD, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,642
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 57,642
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 410315105

1	NAME OF REPORTING PERSON JAMES F. MCCABE, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,712
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,212
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 410315105

The following constitutes Amendment No. 26 to the Schedule 13D filed by the undersigned (“Amendment No. 26”).  This Amendment No. 26 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”), DGT Holdings Corp., a New York corporation (“DGT”), Warren G. Lichtenstein, EMH Howard, LLC, a New York limited liability company (“EMH”), Jack L. Howard, Glen M. Kassan, Leonard J. McGill, James F. McCabe, Jr., John H. McNamara, Jr. and John J. Quicke.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Holdings owns 99% of the membership interests of SPHG.  SPHG is the sole member of SPHG Holdings.  Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.  By virtue of these relationships, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by SPHG Holdings.

SPHG Holdings owns approximately 51.5% of the outstanding shares of Common Stock of DGT.  By virtue of SPHG Holdings’ ownership of DGT and the relationships discussed in further detail in this Item 2, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by DGT.

Warren G. Lichtenstein, an officer and director of Steel Holdings GP, is Chairman of the Issuer.  Jack L. Howard, an officer and director of Steel Holdings GP and a director of DGT, is Vice Chairman of the Issuer.  EMH is an affiliate of Mr. Howard.  Glen M. Kassan, an employee of a subsidiary of Steel Holdings, is Chief Executive Officer of the Issuer.  James F. McCabe, Jr., an officer of Steel Holdings GP, is Senior Vice President and Chief Financial Officer of the Issuer.  Leonard J. McGill, an officer of Steel Holdings GP, is Senior Vice President and Chief Legal Officer of the Issuer.  John H. McNamara, Jr., an employee of a subsidiary of Steel Holdings, is a director of the Issuer.  John J. Quicke, an employee of a subsidiary of Steel Holdings and President and Chief Executive Officer of DGT, is a Vice President of the Issuer.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Steel Holdings GP and DGT.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)           The principal business address of each of the Reporting Persons (other than DGT) is 590 Madison Avenue, 32nd Floor, New York, New York 10022.  The principal business address of DGT is 100 Pine Aire Drive, Bay Shore, New York 11706.

(c)           Steel Holdings is a global diversified holding company that engages in multiple businesses through consolidated subsidiaries, associated companies and other interests.  Steel Holdings owns and operates businesses and has significant interests in leading companies in various industries, including diversified industrial products, energy, defense, banking, insurance, food products and services, oilfield services, sports, training, education, and the entertainment and lifestyle industries.  Steel Holdings may seek to obtain majority or primary control, board representation or other significant influence over the businesses in which it holds an interest.  The principal business of SPHG Holdings is holding securities for the account of Steel Holdings.  The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates.  The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings.

CUSIP No. 410315105

DGT manufactures proprietary high-voltage power conversion subsystems including electronic filters, high voltage capacitors, pulse modulators, transformers and reactors, and a variety of other products designed for industrial, medical, military and other commercial applications through its Power Conversion Group’s RFI Corporation subsidiary.

The principal occupation of Warren G. Lichtenstein is serving as the Chairman and Chief Executive Officer of Steel Holdings GP.  The principal occupation of Jack L. Howard is serving as the President of Steel Holdings GP and serving as a principal of Mutual Securities, Inc., a registered broker dealer.  EMH is a family-owned holding company whose principal business is investing in securities.  The principal occupation of Glen M. Kassan is serving as a Managing Director and operating partner of Steel Partners LLC, a subsidiary of Steel Holdings (“Partners LLC”).  The principal occupation of James F. McCabe, Jr. is serving as Chief Financial Officer of Steel Holdings GP.  The principal occupation of Leonard J. McGill is serving as Senior Vice President, General Counsel and Secretary of Steel Holdings GP.  The principal occupation of John H. McNamara, Jr. is serving as a Managing Director and investment professional of Partners LLC.  The principal occupation of John J. Quicke is serving as a Managing Director and operating partner of Partners LLC.

(d)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the individuals who are Reporting Persons or listed on Schedule A are citizens of the United States of America.  Each of the entities (other than DGT and EMH) who are Reporting Persons are organized under the laws of the State of Delaware.  Each of DGT and EMH are organized under the laws of the State of New York.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 7,131,185 Shares owned directly by SPHG Holdings is approximately $86,219,904, including brokerage commissions.  The Shares owned directly by SPHG Holdings were acquired with funds of SPHG Holdings and an affiliated entity that initially purchased a portion of the Shares prior to being contributed to SPHG Holdings.

CUSIP No. 410315105

The aggregate purchase price of the 16,232 Shares owned directly by DGT is approximately $227,654, including brokerage commissions.  The Shares owned directly by DGT were acquired with the working capital of DGT.

Mr. Lichtenstein beneficially owns 75,000 restricted Shares and an additional 100,000 Shares awarded to him in his capacity as Chairman of the Issuer.

The aggregate purchase price of the 57,642 Shares owned by EMH is approximately $184,280, including brokerage commissions.  The Shares owned by EMH were acquired with the working capital of EMH.

Mr. Howard beneficially owns 50,000 restricted Shares and an additional 1,000 Shares awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of the 500 Shares owned directly by Mr. McNamara is approximately $5,015, including brokerage commissions.  Such Shares were acquired with personal funds.  Mr. McNamara beneficially owns 25,000 restricted Shares and an additional 1,000 Shares awarded to him in his capacity as a director of the Issuer.

Mr. Kassan beneficially owns 75,000 restricted Shares and an additional 100,000 Shares awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of the 5,000 Shares owned directly by Mr. McCabe is approximately $70,660, including brokerage commissions.  Such Shares were acquired with personal funds.  Mr. McCabe beneficially owns 27,500 restricted Shares and an additional 8,212 Shares and stock options currently exercisable into 5,000 Shares awarded to him in his capacity as Senior Vice President and Chief Financial Officer of the Issuer.

Mr. McGill beneficially owns 7,000 restricted Shares awarded to him in his capacity as Senior Vice President and Chief Legal Officer of the Issuer.

Mr. Quicke beneficially owns 15,000 restricted Shares awarded to him in his capacity as Vice President of the Issuer.

Set forth on Schedule B annexed hereto (“Schedule B”) is the aggregate purchase price of the Shares beneficially owned, if any, by each of the persons, who are not Reporting Persons, listed on Schedule A.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 13,131,404 Shares outstanding, which is the total number of Shares outstanding as of April 17, 2012, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 3, 2012.

As of the close of business on May 24, 2012, SPHG Holdings owned directly 7,131,185 Shares.  By virtue of their relationships with SPHG Holdings discussed in further detail in Item 2, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by SPHG Holdings.  Such Shares, together with the 16,232 Shares owned directly by DGT that Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may also be deemed to beneficially own by virtue of their relationships with DGT discussed in Item 2, constitute approximately 54.4% of the Shares outstanding.

CUSIP No. 410315105

As of the close of business on May 24, 2012, DGT owned directly 16,232 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with DGT discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by DGT.

As of the close of business on May 24, 2012, Warren G. Lichtenstein owned directly 100,000 Shares and beneficially owned an additional 75,000 restricted Shares, which in the aggregate constitute approximately 1.3% of the Shares outstanding.

As of the close of business on May 24, 2012, EMH owned directly 57,642 Shares, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Shares owned by EMH.

As of the close of business on May 24, 2012, Jack L. Howard owned directly 1,000 Shares and beneficially owned an additional 50,000 restricted Shares, which, together with the 57,642 Shares owned by EMH that Mr. Howard may also be deemed to beneficially own, constitute less than 1% of the Shares outstanding.

As of the close of business on May 24, 2012, Glen M. Kassan owned directly 100,000 Shares and beneficially owned an additional 75,000 restricted Shares, which in the aggregate constitute approximately 1.3% of the Shares outstanding.

As of the close of business on May 24, 2012, James F. McCabe, Jr. owned directly 13,212 Shares and beneficially owned an additional 32,500 Shares, consisting of 27,500 restricted Shares and 5,000 Shares issuable upon the exercise of stock options, which in the aggregate constitute less than 1% of the Shares outstanding.

As of the close of business on May 24, 2012, Leonard J. McGill beneficially owned 7,000 restricted Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on May 24, 2012, John H. McNamara, Jr. owned directly 1,500 Shares and beneficially owned an additional 25,000 restricted Shares, which in the aggregate constitute less than 1% of the Shares outstanding.

As of the close of business on May 24, 2012, John J. Quicke beneficially owned 15,000 restricted Shares, constituting less than 1% of the Shares outstanding.

Set forth on Schedule B is the aggregate number and percentage of Shares beneficially owned, if any, by each of the persons, who are not Reporting Persons, listed on Schedule A.  Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

Item 5(b) is hereby amended and restated to read as follows:

Each of Steel Holdings, SPHG Holdings, SPHG and Steel Holdings GP may be deemed to have shared power to vote and dispose of the Shares owned directly by SPHG Holdings.

Each of DGT, Steel Holdings, SPHG Holdings, SPHG and Steel Holdings GP may be deemed to have shared power to vote and dispose of the Shares owned directly by DGT.

CUSIP No. 410315105

Jack L. Howard has the sole power to vote and dispose of the Shares owned directly by EMH.

Each of Messrs. Lichtenstein, Howard, Kassan, McCabe, McGill, McNamara and Quicke has the sole power to vote the restricted Shares he beneficially owns and will have the sole power to dispose of any such Shares once they have vested.

Each of Messrs. Lichtenstein, Howard, Kassan, McCabe and McNamara has the sole power to vote and dispose of the remaining Shares he owns directly.

Item 5(c) is hereby amended to add the following:

(c)           On April 27, 2012, Mr. McCabe, in his capacity as an officer of the Issuer, was granted 8,000 restricted Shares.  The restricted Shares vest over three years in equal installments on each anniversary of the date of grant.

Schedule C annexed hereto lists all transactions in the Shares by DGT during the past 60 days and all other transactions by the other Reporting Persons since the filing of Amendment No. 25 to the Schedule 13D.  All of such transactions were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments thereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Steel Partners Holdings L.P., SPH Group LLC, SPH Group Holdings LLC, Steel Partners Holdings GP Inc., DGT Holdings Corp., Warren G. Lichtenstein, EMH Howard, LLC, Jack L. Howard, Glen M. Kassan, James F. McCabe, Jr., Leonard J. McGill, John H. McNamara, Jr. and John J. Quicke, dated May 25, 2012.

CUSIP No. 410315105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2012	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP LLC

	By:	Steel Partners Holdings GP Inc. Managing Member

	By:	/s/ Jack L. Howard
Jack L. Howard, President

SPH GROUP HOLDINGS LLC

	By:	Steel Partners Holdings GP Inc. Manager

	By:	/s/ Jack L. Howard
Jack L. Howard, President

STEEL PARTNERS HOLDINGS GP INC.

	By:	/s/ Jack L. Howard
Jack L. Howard, President

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Warren G. Lichtenstein

CUSIP No. 410315105

DGT HOLDINGS CORP.

By:	/s/ John J. Quicke
John J. Quicke President and Chief Executive Officer

/s/ John J. Quicke
JOHN J. QUICKE

/s/ Leonard J. McGill
LEONARD J. MCGILL

/s/ James F. McCabe, Jr.
JAMES F. MCCABE, JR.

/s/ John H. McNamara, Jr.
JOHN H. MCNAMARA, JR.

/s/ Glen M. Kassan
GLEN M. KASSAN

/s/ Jack L. Howard
JACK L. HOWARD

EMH HOWARD, LLC

By:	/s/ Jack L. Howard
Jack L. Howard Managing Member

CUSIP No. 410315105

SCHEDULE A

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President and Director
President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer
c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
James F. McCabe, Jr., Chief Financial Officer	Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Leonard J. McGill, Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Anthony Bergamo, Director	Vice Chairman of MB Real Estate, a property management company	c/o MB Real Estate 335 Madison Avenue, 14th Floor New York, NY 10017
John P. McNiff, Director	Partner of Mera Capital Management LP, a private investment partnership	c/o Mera Capital Management LP 161 Washington Street, Suite 1560 Conshohocken, PA 19428
Joseph L. Mullen, Director	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012
General Richard I. Neal, Director	President of Sisvel US, Inc. and Audio MPEG, Inc., licensors of intellectual property	c/o Sisvel US, Inc. 66 Canal Center Plaza, Suite 750 Alexandria, VA 22314
Allan R. Tessler, Director	Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm	c/o International Financial Group, Inc. 2500 North Moose Wilson Road Wilson, WY 83014

CUSIP No. 410315105

Executive Officers and Directors of DGT Holdings Corp.

Name and Position	Present Principal Occupation	Business Address
T. Scott Avila, Director	Managing Partner of CRG Partners, Group, a privately held professional services company	c/o CRG Partners Group, LLC 11835 W. Olympic Boulevard Suite 650E Los Angeles, CA 90064
Jack L. Howard, Director
President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer
c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
General Merrill A. McPeak, Director	President of McPeak and Associates, a management-consulting firm	c/o McPeak and Associates 123 Furnace Street Lake Oswego, OR 97034
James A. Risher, Director	Managing Partner of Lumina Group, LLC, a private company engaged in the business of consulting and investing in small and mid-size companies	c/o Lumina Group, LLC 1900 Eastwood Road Suite 11 Wilmington, NC 28403
John J. Quicke, President, Chief Executive Officer and Director	Managing Director and operating partner of Steel Partners LLC, a subsidiary of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Mark A. Zorko, Chief Financial Officer	Chief Financial Officer in Residence of SP Corporate Services, LLC, a management and advisory services company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 410315105

SCHEDULE B

Interest in Securities of the Issuer by the Persons Who Are Not Reporting Persons Listed on Schedule A

Name	Number of Shares Beneficially Owned	Percentage	Aggregate Cost
Anthony Bergamo	10	Less than 1%	$6.94

CUSIP No. 410315105

SCHEDULE C

Transactions in the Securities of the Issuer During the Past 60 Days by DGT Holdings Corp. and by the Other Reporting Persons Since the Filing of Amendment No. 25 to the Schedule 13D, Except as Already Set Forth in Item 5(c)

Class of Security	Securities Purchased	Price ($)	Date of Purchase
DGT HOLDINGS CORP.
Common Stock	16,232	13.9950	05/23/12
SPH GROUP HOLDINGS LLC
Common Stock	5,403	13.1319	05/04/12
Common Stock	5,477	13.3925	05/07/12
Common Stock	1,050	13.1000	05/08/12
Common Stock	23,500	13.2700	05/09/12
Common Stock	7	13.1200	05/09/12
Common Stock	5,517	13.4597	05/11/12
Common Stock	1,600	13.2900	05/14/12
Common Stock	3,900	13.4704	05/15/12
Common Stock	1,024	13.6402	05/16/12
Common Stock	1,710	13.5500	05/17/12
Common Stock	300	14.0800	05/18/12
Common Stock	30,366	14.2488	05/22/12